UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

February 14 , 2005

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP INC.

ANNOUNCES APPOINTMENT OF TWO NEW DIRECTORS AND

ANNUAL GENERAL MEETING RESULTS

TORONTO, ONT. – Peace Arch Entertainment Group Inc. (AMEX and TSX: PAE), a diversified Canadian entertainment group, is pleased to announce the results of its Annual General Meeting (AGM) held on February 10, 2005.

At this year's AGM, voters elected two new Directors, Mr. Robert Essery and Mr. John Flock, the Company's recently promoted President, who also serves as President of its Peace Arch LA subsidiary ..  Messrs. Essery and Flock join re-elected board members Gary Howsam, Mara Di Pasquale, Juliet Jones, Richard Watson, Nelson Thall, and Dan Lyon.  Robert Essery and John Flock replace Mr. Charles Falzon and Mr. Ian Fodie, who both resigned as Directors effective the date of the AGM.

"We are delighted to have industry veterans with the experience and commitment to Peace Arch that Robert and John have join our board of directors," said Peace Arch Chief Executive Officer Gary Howsam. "We also recognize the many contributions made by Charles and Ian during their tenure and would like to extend our thanks for their service," Mr. Howsam added.

Mr. Essery brings over 20 years of media industry experience to the Peace Arch Board.  He currently serves as Chief Executive Officer of publicly traded How To Web TV.  Throughout his career Mr. Essery's achievements include the production of television series as well as theatrical events for both domestic and international distribution.  As president of the REO group of companies since 1992, the company produced over 2000 half-hour episodes for broadcast television.

Mr. Flock started his career as an attorney specializing in independent film financing and distribution and spent the last decade developing, writing and producing nearly a dozen motion pictures.  Prior to joining Peace Arch he served as senior production and financing consultant to cinefinance, one of the industry's leading completion guarantors.

Pricewaterhouse Coopers LLP, Chartered Accountants, were again appointed as auditors of the Company.

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada’s foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. and its subsidiaries have offices in Vancouver, Toronto, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”,”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	February 14, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.